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                                                                                                             Exhibit 12

                                  TUCSON ELECTRIC POWER COMPANY
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                            6 Months                            12 Months Ended
                                             Ended     ----------------------------------------------------------------
                                            Jun. 30,    Jun. 30,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                              2002        2002       2001       2000       1999       1998       1997
-----------------------------------------------------------------------------------------------------------------------
                                                                         - Thousands of dollars -
Fixed Charges:
  Interest on Long-Term Debt                $ 28,424   $ 57,966   $ 61,218   $ 66,377   $ 66,836   $ 72,672   $ 66,247
  Other Interest(1)                            3,930      7,974      8,058      9,067     13,081     13,207      9,640
  Interest on Capital Lease Obligations(2)    43,841     88,829     90,348     92,658     82,414     81,823     83,019
-----------------------------------------------------------------------------------------------------------------------
Total Fixed Charges                           76,195    154,769    159,624    168,102    162,331    167,702    158,906


Net Income                                    15,537     48,407     75,284     51,169     73,475     41,676     83,572


Less:
  Extraordinary Income & Accounting
    Change - Net of Tax                            -          -        470          -     22,597          -          -
-----------------------------------------------------------------------------------------------------------------------
Net Income from Continuing Operations         15,537     48,417     74,814     51,169     50,878     41,676     83,572


Add (Deduct):
  Losses from Equity Investees                   182        613        700      1,543          -          -          -
  Income Taxes                                10,975     34,848     55,910     26,566     22,350     17,578    (22,104)
  Total Fixed Charges                         76,195    154,769    159,624    168,102    162,331    167,702    158,906
-----------------------------------------------------------------------------------------------------------------------

Total Earnings before Taxes and
  Fixed Charges                             $102,889   $238,637   $291,048   $247,380   $235,559   $226,956   $220,374
=======================================================================================================================

Ratio of Earnings to Fixed Charges             1.350      1.542      1.823      1.472      1.451      1.353      1.387

 (1)  Excludes recognition of Allowance for Borrowed Funds Used During Construction.

 (2)  Amounts have been restated for years ended 2001 - 2000 to conform to current year's presentation.


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